Exhibit 99.6
July 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended June 30, 2005
Dow Jones
Interviewee: Suresh Senapaty, Executive Vice President, Finance & CFO, Wipro Limited
Dow Jones: A sharp drop in margins, right, 27 to 24 on year. Your comments.
Suresh Senapaty: I think if you look at the overall results, all the businesses continue to demonstrate healthy growths. Revenues grew 28% driven by a robust growth in all our businesses. Global IT recorded a revenue growth of 33% in dollar terms. Indian IT business recorded a revenue growth of 25% and a PBIT growth of 61%.
Dow Jones: But the margins are on pressure?
Suresh Senapaty: The margin factor as we had stated in the past, we had impact of foreign exchange, we had loosened our purse that we talked about in terms of sales and marketing expenses, which we did in terms of adding about 40 odd people in the last two quarters, which is an investment for the future, and the third one is as you know this visa cycle, visa application fees has gone up and that had its own impact, which is about 30 basis points.
Dow Jones: So does this mean that going forward also we will see pressure on margins?
Suresh Senapaty: Well, I think margins are a function of varieties of levers that you have, while there could be pressure on the compensation cost, there could be pressure on the visa fees, and the exchange, there are a lot of other levers, there are other levers in the terms of offshore-onsite, in terms of price realization, in terms of going up the value chain, in terms of more and more value-added services as a mix to the total business. So you never know, on a medium term, I suppose you always should be able to manage around similar kind of operating margins; quarter-to-quarter they may vary in narrow range.
Dow Jones: Similar terms means around 24%?
Suresh Senapaty: Yes, similar terms, yes.
Dow Jones: Okay. So around 24% I could say, I mean, that is for the next three quarters that is how you see it?
Suresh Senapaty: No, I am saying that on a medium-term, when you talk about yearly or two yearly kind of a timeframe, the operating margins could be around the similar numbers because when you look at lot of levers, there will be certain levers which will be pulling it down; there will be many other levers which will bring it up.
Dow Jones: So no way over the next one or two years it could go back to 27%?
Suresh Senapaty: Yeah, I mean, we don’t give that forecast, what I am saying is that looking at the normal economics, you cannot rule out.
Dow Jones: Okay. You talked about forex pressures, now the China Yuan reevaluation happened, it is very good for the markets, but how do you think, what kind of effect does this have on you?
Suresh Senapaty: If you look at the Yuan, it has only appreciated by 2%. Now given by the statistics that we have seen in the past several months now, based on the REER rupee is over valued. So from that perspective one does not think the 2% reevaluation in Yuan will have any major impact on the rupee.
Dow Jones: Okay.
Suresh Senapaty:
And also if you look at more of our exports are in the form of US dollars, pound sterling.
Dow Jones: You mean Wipro.
Suresh Senapaty: Wipro’s, so we do not have Yuan denominated transactions.
Dow Jones: Okay.
Suresh Senapaty:

But you can say that in sympathy with Yuan-dollar equation could rupee-dollar move, I am saying that 2% will not have a significant impact.
Dow Jones: Okay, and what kind of hedge do you have? What kind of receivables you normally hedge?

Suresh Senapaty: We have more than $500 million of hedges as of now. Our approach to hedging has been that for the next four quarters about 60-80% stake is covered.
Dow Jones: Next how many quarters?
Suresh Senapaty: Four quarters, rolling four quarters, cover 60-80%, stay covered, particularly the rupee-dollar linked.
Dow Jones:
Okay, and this $500 million that you said, is how much percent of the receivables covered?
Suresh Senapaty:
Well perhaps about the low end.
Dow Jones: Okay. So going ahead you don’t see a raise in operating margins. It could be, I mean, if you can contain at the current level that is a plus you would say.
Suresh Senapaty: Yes, I would say that there are multiple levers and one needs to work on those particular levers. From that perspective, movement in the narrow range is what we are expecting.
Dow Jones: What kind of pricing do you have right now? For a long time in the past, you held on to prices, then you gave ....
Suresh Senapaty: If you look at this quarter, that is quarter ending June, we had a price improvement by about, the blended price sequentially improved by 1.5%.
Dow Jones: That is the overall?

Suresh Senapaty: Yes.
Dow Jones: And for the new clients, how much is it?

Suresh Senapaty: New clients also the blended rates are better.
Dow Jones:
Okay, is it higher than 1.5 or around 1.5?
Suresh Senapaty:
We have not specifically articulated how much, but it is better. Looks comfortable, not in a manner of saying that we will take up the prices, but in a manner of speaking that it will be more towards stability; that means the guidance that we are giving for the quarter, that is September ending, which is about 6%.
Dow Jones:
6% rise is it, over the preceding quarter?
Suresh Senapaty:
From June to September quarter, our guidance is about $422 million from $398.5 million, which is about 5.9%, which to our mind will be more volume driven and also this is primarily coming from the IT services business because we are in our transformation stage in our BPO business; we are not expecting significant growth there.
Dow Jones:
Okay, and coming back to this $500 million, you said its covered at the lower end of that 60-80%, so it will be around 60, could I say around 60 or....?
Suresh Senapaty:
I don’t want to specifically communicate that number because that means I am giving a forecast of my revenue.
Dow Jones: So this $500 million is for what period?

Suresh Senapaty: Four quarters.
Dow Jones: The next four quarters?

Suresh Senapaty: Next four quarters.
Dow Jones: Okay, next four quarters, $500 million coverage is for the next four quarters?

Suresh Senapaty: Four quarters, yes.
Dow Jones: Okay sir, thank you very much.

Suresh Senapaty: Thank you so much.